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         May 14, 2020

       E. Thomas Layton
       Chief Executive Officer
       Lux Amber, Corp.
       145 Rose Lane, Suite 102
       Frisco, TX 75036

                                                        Re: Lux Amber, Corp.
                                                            Current Report on
Form 8-K
                                                            Filed April 1, 2020
                                                            File No. 333-225545

       Dear Mr. Layton:

               We issued a comment to you on the above captioned filing on April 3, 2020. As of the date of this letter, that comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by May 26, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
       Branch Chief, at (202) 551-3397 with any questions.




         Sincerely,


         Division of Corporation Finance

         Office of Manufacturing
       cc:                                              Roger A. Crabb